Exhibit 2.1

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
As of December 31, 2021, Brookfield Property Partners L.P. (“BPY”) (including Brookfield Property Preferred L.P., a subsidiary of BPY whose preferred units are guaranteed by BPY and certain of its subsidiaries) had the following securities registered pursuant to Section 12(b) of the Exchange Act:

Title of class	Trading symbol	Name of exchange on which registered
6.50% Class A Cumulative Redeemable Perpetual Preferred Units, Series 1	BPYPP	Nasdaq Stock Market
6.375% Class A Cumulative Redeemable Perpetual Preferred Units, Series 2	BPYPO	Nasdaq Stock Market
5.750% Class A Cumulative Redeemable Perpetual Preferred Units, Series 3	BPYPN	Nasdaq Stock Market
6.25% Class A Cumulative Redeemable Preferred Units, Series 1	BPYPM /BPYP.PR.A	Nasdaq Stock Market / Toronto Stock Exchange
The following is a description of the material terms of our Preferred Units, New LP Preferred Units and our limited partnership agreement. Because this description is only a summary of the terms of our Preferred Units, New LP Preferred Units and our limited partnership agreement, you should read our limited partnership agreement. Our limited partnership agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and is available to our holders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Additional Information - Documents on Display” in the partnership’s most recent annual report on Form 20-F (as may be amended from time to time, the “Annual Report”). Capitalized and defined terms used but not defined herein have the meanings given to them in the Annual Report.
Formation and Duration
Our company is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. Our company has a perpetual existence and will continue as a limited liability partnership unless terminated or dissolved in accordance with our limited partnership agreement. Our partnership interests consist of LP Units and Preferred Units, which represent limited partnership interests in our company, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under “- Issuance of Additional Partnership Interests”.
Management
As required by law, our limited partnership agreement provides for the management and control of our company by a general partner, the BPY General Partner.
Nature and Purpose
Under our limited partnership agreement, the purpose of our company is to: acquire and hold interests in the Property Partnership and, subject to the approval of the BPY General Partner, interests in any other entity; engage in any activity related to the capitalization and financing of our company’s interests in such entities; serve as the managing general partner of the Property Partnership and execute and deliver, and perform the functions of a managing general partner of the Property Partnership specified in, the limited partnership agreement of the Property Partnership; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the BPY General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and our limited partnership agreement.
Holders of Our Units
Our units are non-voting limited partnership interests in our company. A holder of our units does not hold a share of a body corporate. Unitholders of our company do not have statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The rights of holders of our units are based on our limited partnership agreement, amendments to which may be proposed only by or with the consent of the

BPY General Partner as described below under “-Amendment of Our Limited Partnership Agreement”. Our units have no par or other stated value.
Units of our company represent a fractional limited partnership interest in our company and do not represent a direct investment in our company’s assets and should not be viewed by investors as direct securities of our company’s assets. Holders of our units are not entitled to the withdrawal or return of capital contributions in respect of our units, except to the extent, if any, that distributions are made to such holders pursuant to our limited partnership agreement or upon the liquidation of our company as described below under “-Liquidation and Distribution of Proceeds” or as otherwise required by applicable law. Except to the extent expressly provided in our limited partnership agreement, a holder of our units does not have priority over any other holder of our units, either as to the return of capital contributions or as to profits, losses or distributions.
Except to the extent expressly provided in our limited partnership agreement, holders of our units do not have the ability to call special meetings, and holders of our units are not entitled to vote on matters relating to our company except as described below under “-No Management or Control; Limited Voting”. Any action that may be taken at a meeting may be taken without a meeting if written consent is solicited by or on behalf of the BPY General Partner and it receives approval of not less than the minimum percentage of support necessary to authorize or take such action at a meeting as described below under “-Meetings”.
Our Preferred Units and the New LP Preferred Units
Our Preferred Units rank senior to our LP Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of our company, whether voluntary or involuntary. Each series of Preferred Units ranks on parity with every other series of Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of our company, whether voluntary or involuntary. Each series of Preferred Units ranks on parity with every other series of Preferred Units with respect to priority in the return of capital contributions or as to profits, losses and distributions.
Prior to March 31, 2024, September 30, 2024 and March 31, 2025, we may redeem our Preferred Units, Series 1, 2 and 3, respectively, after certain ratings events as provided for in our limited partnership agreement. At any time on or after March 31, 2024, September 30, 2024 and March 31, 2025, we may redeem, in whole or in part, our Preferred Units, Series 1, 2 and 3 at a redemption price of $25.00 per unit, plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared. We may also redeem the Preferred Units, Series 1, 2 and 3 upon the occurrence of certain change of control triggering events, delisting events and changes in tax law events as provided for in our limited partnership agreement. We must generally provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption. Any such redemption would be effected only out of funds legally available for such purpose and will be subject to compliance with the provisions of our outstanding indebtedness.
As of the date of this annual report, there are (i) 7,360,000 Preferred Units, Series 1 outstanding and trading on Nasdaq under the ticker symbol “BPYPP”; (ii) 10,000,000 Preferred Units, Series 2 outstanding and trading on Nasdaq under the ticker symbol “BPYPO”; and (iii) 11,500,000 Preferred Units, Series 3 outstanding and trading on Nasdaq under the ticker symbol “BPYPN”.
The New LP Preferred Units, which are fully and unconditionally guaranteed by our company, rank (i) senior to every class or series of limited partner interests or other securities that, with respect to the payment of distributions and any amounts payable distributions upon the dissolution, liquidation or winding-up of New LP, rank junior to the New LP Class A Units, (ii) on parity with (x) every class or series of the New LP Class A Units as to the payment of distributions and amounts payable upon the liquidation, dissolution or winding-up of New LP and (y) every other class or series of New LP’s limited partner interests or equity securities established after the original issue date of the New LP Preferred Units with terms expressly providing that such class or series ranks on parity with New LP Class A Units as to the payment of distributions and amounts payable upon a liquidation, dissolution or winding-up of New LP; (iii) junior to every class or series of limited partner interests or equity securities established after the original issue date of the New LP Preferred Units with terms expressly made senior to the New LP Class A Units of New LP as to the payment of distributions and amounts payable upon the liquidation, dissolution or winding-up of New LP; and (iv) junior to all of New LP’s existing and future senior or subordinated indebtedness with respect to assets available to satisfy claims against New LP.
Prior to July 26, 2026, New LP may redeem the New LP Preferred Units after certain ratings events as provided for in New LP’s limited partnership agreement. At any time on or after July 26, 2026, New LP may redeem, in whole or in part, the New LP Preferred Units at a redemption price of $25.00 per unit, plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared. New LP may also redeem the New LP Preferred Units upon the occurrence of certain change of control triggering events, delisting transaction triggering events and changes in tax law events as provided for in New LP’s limited partnership agreement. New LP must generally provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption. Any such redemption would be effected only out of funds legally available for such purpose and will be subject to compliance with the provisions of New LP’s outstanding indebtedness.
As of the date of this annual report, there are 26,844,556 New LP Preferred Units outstanding and trading on Nasdaq under the ticker symbol “BPYPM” and on the TSX under the symbol “BPYP.PR.A”.
Issuance of Additional Partnership Interests
Subject to the rights of the holders of BPY’s Preferred Units to approve issuances of additional partnership interests that are either (i) on parity with the Preferred Units when the cumulative distributions on the Preferred Units or any parity securities are in arrears or (ii) ranking senior to the Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of BPY whether voluntary or involuntary, and to any approval required by applicable law and the approval of any applicable securities exchange, the BPY General Partner has broad rights to cause our company to issue additional partnership interests (including additional LP Units and/or preferred units) and may cause us to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the BPY General Partner in its sole discretion, all without the approval of our unitholders.
Investments in the Property Partnership
If and to the extent that our company raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in the Property Partnership, unless otherwise agreed by us and the Property Partnership.
Capital Contributions
No partner has the right to withdraw any or all of its capital contribution. The limited partners have no liability for further capital contributions to our company. Each limited partner’s liability will be limited to the amount of capital such partner is obligated to contribute to our company for its limited partner interest plus its share of any undistributed profits and assets, subject to certain exceptions. See “-Limited Liability” below.
Distributions
Subject to the rights of holders of Preferred Units to receive cumulative preferential cash distributions in accordance with their series terms, distributions to partners of our company will be made only as determined by the BPY General Partner in its sole discretion. However, the BPY General Partner will not be permitted to cause our company to make a distribution if it does not have sufficient cash on hand to make the distribution (including as a result of borrowing), the distribution would render it insolvent, or if, in the opinion of the BPY General Partner, the distribution would leave it with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act 1883. For greater certainty, our company, the Property Partnership or one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution. The amount of taxes withheld or paid by us in respect of LP Units held by limited partners or the BPY General Partner shall be treated either as a distribution to such partner or as a general expense of our company as determined by the BPY General Partner in its sole discretion.
The BPY General Partner has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. However, BPY will not be permitted to make a distribution on LP Units unless all accrued distributions have been paid in respect of the Preferred Units, and all other units of BPY ranking prior to or on a parity with the Preferred Units with respect to the payment of distributions.
Subject to certain adjustments as provided for in our limited partnership agreement, holders of the Preferred Units, Series 1 are entitled to receive a cumulative quarterly fixed distribution at a rate of 6.50% annually. Subject to certain adjustments as provided for in our limited partnership agreement, holders of the Preferred Units, Series 2 are entitled to receive a cumulative quarterly fixed distribution at a rate of 6.375% annually. Subject to certain adjustments as provided for in our limited partnership agreement, holders of the Preferred Units, Series 3 are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.750% annually. Distributions to holders of Preferred Units in accordance with their terms rank higher in priority than distributions to holders of LP Units.

Subject to the terms of any Preferred Units outstanding at the time, any distributions from the partnership will be made to the limited partners holding LP Units based on the quotient of the number of LP Units held by the limited partner divided by the total number of all GP Units and LP Units then outstanding, expressed as a percentage.
Allocations of Income and Losses
Limited partners (other than partners holding Preferred Units) share in the net profits and net losses of our company generally in accordance with their respective percentage interest in our company.
Net income and net losses for U.S. federal income tax purposes will be allocated for each taxable year or other relevant period among our partners (other than partners holding Preferred Units) using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by our company. Each item of income, gain, loss and deduction so allocated to a partner of our partnership (other than partners holding Preferred Units) generally will be the same source and character as though such partner had realized the item directly.
The income for Canadian federal income tax purposes of our company for a given fiscal year will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our company to partners with respect to such fiscal year; provided that the numerator and denominator will not include any distributions on the Preferred Units that are in satisfaction of accrued distributions on the Preferred Units that were not paid in a previous fiscal year where the BPY General Partner determines that the inclusion of such distributions would result in a holder of Preferred Units being allocated more income than it would have been if the distributions were paid in the fiscal year in which they were accrued. To such end, any person who was a partner at any time during such fiscal year but who has transferred all of their units before the last day of that fiscal year may be deemed to be a partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Tax Act. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of our company will be the same source and character as the distributions received by such partner with respect to such fiscal year. The BPY General Partner may adjust allocations of items that would otherwise be made pursuant to the terms of our limited partnership agreement to the extent necessary to avoid an adverse effect on our company’s limited partners, subject to the approval of a committee of the board of directors of the BPY General Partner made up of independent directors.
If, with respect to a given fiscal year, no distribution is made by our company or we have a loss for Canadian federal income tax purposes, one quarter of the income, or loss, as the case may be, for Canadian federal income tax purposes of our company for such fiscal year, will be allocated to the partners of record at the end of each calendar quarter ending in such fiscal year as follows:(i) to holders of Preferred Units in respect of Preferred Units held by them on each such date, such amount of the income for Canadian tax purposes or the loss for Canadian tax purposes, as the case may be, as the BPY General Partner determines is reasonable in the circumstances having regard to such factors as the BPY General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our company on the issuance of Preferred Units as compared to all other units and the relative fair market value of the Preferred Units as compared to all other units, and (ii) to the partners other than in respect of Preferred Units, the remaining amount of the income for Canadian tax purposes or the loss for Canadian tax purposes, as the case may be, pro rata to their respective percentage interests in our company, which in the case of the BPY General Partner shall mean 0.2%, and in the case of all of our unitholders shall mean in the aggregate 99.8%, which aggregate percentage interest shall be allocated among the limited partners in the proportion that the number of our units held at each such date by a limited partner (other than Preferred Units) is of the total number of our units (other than Preferred Units) issued and outstanding at each such date. Generally, the source and character of such income or losses so allocated to a partner at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by our company in such calendar quarter.
In computing the income for Canadian federal income tax purposes for the fiscal year that includes the Privatization, the partnership and the Property Partnership shall be each considered to have a had a fiscal year commencing on January 1, 2021 and ending immediately following the completion of the steps occurring on July 26, 2021 in accordance with the terms of the Privatization.
Limited Liability
Assuming that a limited partner does not participate in the control or management of our company or conduct the affairs of, sign or execute documents for or otherwise bind our company within the meaning of the Bermuda Limited Partnership Act 1883 and otherwise acts in conformity with the provisions of our limited partnership agreement, such partner’s liability under the Bermuda Limited Partnership Act 1883 and our limited partnership agreement will be limited to the amount of capital such partner is obligated to contribute to our company for its limited partner interest plus its share of any undistributed profits and assets, except as described below.

If it were determined, however, that a limited partner was participating in the control or management of our company or conducting the affairs of, signing or executing documents for or otherwise binding our company (or purporting to do any of the foregoing) within the meaning of the Bermuda Limited Partnership Act 1883 or the Bermuda Exempted Partnerships Act 1992, such limited partner would be liable as if it were a general partner of our partnership in respect of all debts of our company incurred while that limited partner was so acting or purporting to act. Neither our limited partnership agreement nor the Bermuda Limited Partnership Act 1883 specifically provides for legal recourse against the BPY General Partner if a limited partner were to lose limited liability through any fault of the BPY General Partner. While this does preclude a limited partner from seeking legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.
No Management or Control; Limited Voting
Our company’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. Limited partners are not entitled to vote on matters relating to our company, although holders of LP Units are entitled to consent to certain matters with respect to certain amendments to our limited partnership agreement and certain matters with respect to the withdrawal of the BPY General Partner as described in further detail below. Each LP Unit entitles the holder thereof to one vote for the purposes of any approvals of holders of LP Units.
Holders of Preferred Units generally have no voting rights (except as otherwise provided by law and except for meetings of holders of Preferred Units as a class, and meetings of all holders of the Preferred Units, Series 1, Series 2 and Series 3 as a series, respectively). However, we may not adopt an amendment to our limited partnership agreement that has a material adverse effect on the powers, preferences, duties or special rights of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) unless such amendment (i) is approved by a resolution signed by the holders of Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) owning not less than the percentage of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) that would be necessary to authorize such action at a meeting of the holders of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) at which all holders of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) were present and voted or were represented by proxy or (ii) is passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) duly called for that purpose and at which the holders of at least 33 1/3% of the outstanding Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) are present or represented by proxy.
Further, unless we have received the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Preferred Units, voting as a class together with holders of any other parity securities upon which like voting rights have been conferred and are exercisable, we may not (i) create or issue any parity securities to the Preferred Units if the cumulative distributions on Preferred Units or any parity securities are in arrears or (ii) create or issue any senior securities to the Preferred Units.
In addition to their rights under our limited partnership agreement, limited partners have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units.
Meetings
The BPY General Partner may call special meetings of the limited partners at a time and place outside of Canada determined by the BPY General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by the BPY General Partner (which may not be less than 10 nor more than 60 days before the meeting) are entitled to notice of any meeting.
Written consents may be solicited only by or on behalf of the BPY General Partner. Any such consent solicitation may specify that any written consents must be returned to our company within the time period, which may not be less than 20 days, specified by the BPY General Partner.
For purposes of determining holders of partnership interests entitled to provide consents to any action described above, the BPY General Partner may set a record date, which may be not less than 10 nor more than 60 days before the date by which record holders are requested in writing by the BPY General Partner to provide such consents. Only those holders of partnership interests on the record date established by the BPY General Partner will be entitled to provide consents with respect to matters as to which a consent right applies.
Amendment of Our Limited Partnership Agreement
Amendments to our limited partnership agreement may be proposed only by or with the consent of the BPY General Partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the BPY General Partner must seek approval of a majority of our outstanding units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval.
Notwithstanding the above, in addition to any other approvals required by law, we may not adopt an amendment to our limited partnership agreement that has a material adverse effect on the powers, preferences, duties or special rights of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) unless such amendment (i) is approved by a resolution signed by the holders of Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) owning not less than the percentage of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) that would be necessary to authorize such action at a meeting of the holders of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) at which all holders of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) were present and voted or were represented by proxy or (ii) is passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) duly called for that purpose and at which the holders of at least 33 1/3% of the outstanding Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) are present or represented by proxy.
Prohibited Amendments
No amendment may be made that would:

1)
enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

2)
enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by our company to, the BPY General Partner or any of its affiliates without the consent of the BPY General Partner, which may be given or withheld in its sole discretion.

The provision of our limited partnership agreement preventing the amendments having the effects described in clauses (1) and (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units.
No Limited Partner Approval
Subject to applicable law, the BPY General Partner may generally make amendments to our limited partnership agreement without the approval of any limited partner to reflect:

1)	a change in the name of our company, the location of our registered office or our registered agent;
2)	the admission, substitution or withdrawal of partners in accordance with our limited partnership agreement;
3)
a change that the BPY General Partner determines is reasonable and necessary or appropriate for our company to qualify or to continue our company’s qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of the BPY General Partner to ensure that our company will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

4)	an amendment that the BPY General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;
5)
an amendment that is necessary, in the opinion of our counsel, to prevent our company or the BPY General Partner or its directors or officers, from in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

6)
an amendment that the BPY General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

7)	any amendment expressly permitted in our limited partnership agreement to be made by the BPY General Partner acting alone;

8)
any amendment that the BPY General Partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by our company of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our limited partnership agreement;

9)	a change in our company’s fiscal year and related changes; or

10)	any other amendments substantially similar to any of the matters described in (1) through (9) above.

In addition, the BPY General Partner may make amendments to our limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of the BPY General Partner:

1)
do not adversely affect our company’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

2)	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;

3)
are necessary or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading;

4)	are necessary or appropriate for any action taken by the BPY General Partner relating to splits or combinations of our units under the provisions of our limited partnership agreement; or

5)	are required to effect the intent of the provisions of our limited partnership agreement or are otherwise contemplated by our limited partnership agreement.
Opinion of Counsel and Limited Partner Approval
The BPY General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “- No Limited Partner Approval” should occur. No other amendments to our limited partnership agreement will become effective without the approval of holders of at least 90% of our units, unless our company obtains an opinion of counsel to the effect that the amendment will not (i) cause our company to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the BPY General Partner has not made the election described below under “- Election to be Treated as a Corporation”), or (ii) affect the limited liability under the Bermuda Limited Partnership Act 1883 of any of our company’s limited partners.
In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.
In addition, any amendment that reduces the voting percentage required to take any action must be approved by the written consent or affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.
Sale or Other Disposition of Assets
Our limited partnership agreement generally prohibits the BPY General Partner, without the prior approval of the holders of at least 66 2/3% of the voting power of our LP Units, from causing our company to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. However, the BPY General Partner, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets (including for the benefit of persons who are not our company or our company’s subsidiaries) without that approval. The BPY General Partner may also sell all or substantially all of our assets under any forced sale of any or all of our assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.
Election to be Treated as a Corporation
If the BPY General Partner determines in its sole discretion that it is no longer in our company’s best interests to continue as a partnership for U.S. federal income tax purposes, the BPY General Partner may elect to treat our company as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.
Termination and Dissolution
Our company will terminate upon the earlier to occur of: (i) the date on which all of our company’s assets have been disposed of or otherwise realized by us and the proceeds of such disposals or realizations have been distributed to partners; (ii) the service of notice by the BPY General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of our company; and (iii) at the election of the BPY General Partner, if our company, as determined by the BPY General Partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.
Our partnership will be dissolved upon the withdrawal of the BPY General Partner as the general partner of our partnership (unless a successor entity becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of our limited partnership agreement that are described below under “- Withdrawal of the BPY General Partner”) or the date on which any court of competent jurisdiction enters a decree of judicial dissolution of our partnership or an order to wind-up or liquidate the BPY General Partner without the appointment of a successor in compliance with the provisions of our limited partnership agreement that are described below under “- Withdrawal of the BPY General Partner”. Our partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and provided a notice of dissolution has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the general partner, but only if our partnership receives an opinion of counsel that the admission of the new general partner will not result in the loss of limited liability of any limited partner.
Liquidation and Distribution of Proceeds
Upon our dissolution, unless our company is continued as a new limited partnership, the liquidator authorized to wind-up our company’s affairs will, acting with all of the powers of the BPY General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate our company’s assets and apply the proceeds of the liquidation first, to discharge our company’s liabilities as provided in our limited partnership agreement and by law, second to the holders any Preferred Units in accordance with the terms of such Preferred Units and thereafter to the partners holding LP Units pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our company’s assets would be impractical or would cause undue loss to the partners.

Withdrawal of the BPY General Partner
The BPY General Partner may withdraw as the general partner without first obtaining approval of our unitholders by giving written notice to the other partners, and that withdrawal will not constitute a violation of our limited partnership agreement.
Upon the withdrawal of a general partner, the holders of at least a majority of our LP Units may select a successor to that withdrawing general partner. If a successor is not selected, or is selected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, our company will be dissolved, wound up and liquidated. See “-Termination and Dissolution” above.
In the event of the withdrawal of a general partner, where such withdrawal will violate our limited partnership agreement, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.
If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interest will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.
Transfer of the General Partnership Interest
The BPY General Partner may transfer all or any part of its general partnership interests without first obtaining approval of our unitholders. As a condition of this transfer, the transferee must: (i) be an affiliate of the general partner of the Property Partnership (or the transfer must be made concurrently with a transfer of the general partnership units of the Property Partnership to an affiliate of the transferee); (ii) agree to assume the rights and duties of the BPY General Partner to whose interest that transferee has succeeded; (iii) agree to assume and be bound by the provisions of our limited partnership agreement; and (iv) furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of the BPY General Partner may sell or transfer all or part of their shares in the BPY General Partner without the approval of our unitholders.
Partnership Name
If the BPY General Partner ceases to be the general partner of our partnership and our new general partner is not an affiliate of Brookfield, our company will be required by our limited partnership agreement to change our name to a name that does not include “Brookfield” and which could not be capable of confusion in any way with such name. Our limited partnership agreement explicitly provides that this obligation shall be enforceable and waivable by the BPY General Partner notwithstanding that it may have ceased to be the general partner of our partnership.
Transactions with Interested Parties
The BPY General Partner, its affiliates and their respective partners, members, directors, officers, employees and shareholders, which we refer to as “interested parties,” may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with our units with the same rights they would have if the BPY General Partner was not a party to our limited partnership agreement. An interested party will not be liable to account either to other interested parties or to our company, our company’s partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.
Our limited partnership agreement permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with our company, the Property Partnership, any of the Holding Entities, any operating entity or any other holding entity established by our company and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to our company, the Property Partnership, any of the Holding Entities, any operating entity or any other holding entity established by our company or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to the bye-laws of the BPY General Partner.
Outside Activities of the BPY General Partner; Conflicts of Interest
Under our limited partnership agreement, the BPY General Partner is required to maintain as its sole activity the activity of acting as the general partner of our partnership. The BPY General Partner is not permitted to engage in any business or activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of the Property Partnership, a Holding Entity or any other holding entity established by our company.
Our limited partnership agreement provides that each person who is entitled to be indemnified by our company (other than the BPY General Partner), as described below under -Indemnification; Limitations on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such businesses and activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by us. Such business interests, activities and engagements will be deemed not to constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity and any other holding entity established by us (or any of their respective investors), and shall be deemed not to be a breach of the BPY General Partner’s fiduciary duties or any other obligation of any type whatsoever of the BPY General Partner. None of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity, any other holding entity established by us or any other person shall have any rights by virtue of our limited partnership agreement or our partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our company as described below under “-Indemnification; Limitations on Liability”.
The BPY General Partner and the other indemnified persons described in the preceding paragraph do not have any obligation under our limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our company, our unitholders, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by our company. These provisions do not affect any obligation of an indemnified person to present business or investment opportunities to our company, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by our company pursuant to any written agreement between such persons.
Any conflicts of interest and potential conflicts of interest that are approved by the BPY General Partner’s independent directors from time to time will be deemed approved by all partners. Pursuant to our conflicts policy, by a majority vote, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest” of the Annual Report.
Indemnification; Limitations on Liability
Under our limited partnership agreement, our company is required to indemnify to the fullest extent permitted by law the BPY General Partner and any of its affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Property Partnership, a Holding Entity, operating entity or any other holding entity established by our company and any other person designated by the BPY General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our limited partnership agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors of the BPY General Partner will not constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties. Our limited partnership agreement requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.
Accounts, Reports and Other Information

Under our limited partnership agreement, within the time required by applicable laws and regulations, including any rules of any applicable securities exchange, the BPY General Partner is required to prepare financial statements in accordance with IFRS or such other appropriate accounting principles as determined from time to time and make publicly available as of a date selected by the BPY General Partner, in its sole discretion, our company’s financial statements together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the BPY General Partner deems appropriate. Our company’s annual financial statements must be audited by an independent accounting firm of international standing. Our company’s quarterly financial statements may be unaudited and will be made available publicly as and within the time period required by applicable laws and regulations, including any rules of any applicable securities exchange.
The BPY General Partner is also required to use commercially reasonable efforts to prepare and send to the limited partners of our partnership on an annual basis a Schedule K-1 (or equivalent). The BPY General Partner will, where reasonably possible, prepare and send information required by the non-U.S. limited partners of our partnership for U.S. federal income tax reporting purposes. The BPY General Partner will also use commercially reasonable efforts to supply information required by limited partners of our partnership for Canadian federal income tax purposes.
Governing Law; Submission to Jurisdiction
Our limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda. Under our limited partnership agreement, each of our company’s partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to our limited partnership agreement. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in a court in Bermuda will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of our company.
Transfers of Units
We are not required to recognize any transfer of our units until certificates, if any, evidencing such units are surrendered for registration of transfer. Each person to whom a unit is transferred (including any nominee holder or an agent or representative acquiring such unit for the account of another person) will be admitted to our partnership as a partner with respect to the unit so transferred subject to and in accordance with the terms of our limited partnership agreement. Any transfer of our units will not entitle the transferee to share in the profits and losses of our company, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to our limited partnership agreement.
By accepting a unit for transfer in accordance with our limited partnership agreement, each transferee will be deemed to have:

•	executed our limited partnership agreement and become bound by the terms thereof;
•
granted an irrevocable power of attorney to the BPY General Partner or the liquidator of our company and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (i) all certificates, documents and other instruments relating to the existence or qualification of our company as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which our company may conduct activities and affairs or own property; any amendment, change, modification or restatement of our limited partnership agreement, subject to the requirements of our limited partnership agreement; the dissolution and liquidation of our company; the admission or withdrawal of any partner of our partnership or any capital contribution of any partner of our partnership; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of our company, and any tax election with any limited partner or general partner on behalf of our partnership or the partners; and (ii) subject to the requirements of our limited partnership agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the BPY General Partner or the liquidator of our company, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by our company’s partners or is consistent with the terms of our limited partnership agreement or to effectuate the terms or intent of our limited partnership agreement;

•	made the consents and waivers contained in our limited partnership agreement; and
•
ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of our company in accordance with our limited partnership agreement, including the granting of any charge or security interest over the assets of our company and the assumption of any indebtedness in connection with the affairs of our company.

The transfer of any unit and the admission of any new partner to our partnership will not constitute any amendment to our limited partnership agreement.